News

FOR IMMEDIATE RELEASE
BMO Financial Group Declares 17% Increase in Dividends and Announces Significant Increase to Dividend Payout Range
TORONTO, May 24, 2006 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of 62 cents a share on paid-up common shares of Bank of Montreal for the third quarter of fiscal year 2006, up 9 cents or 17% from the previous quarter.
BMO Financial Group also increased its target dividend payout range (common share dividends as a percentage of net income less preferred share dividends) to 45-55% from 35-45%. The increase in the dividend and the dividend payout range reflect our confidence in our continued ability to generate earnings, our strong capital position, and our commitment to effective capital management.
Our disciplined approach to capital management will allow us to continue to execute our attractive growth strategies and continue our longstanding commitment to enhancing shareholder value.
For the current quarter, the Board also declared a dividend of 30.00 cents a share on paid-up Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Class B Preferred Shares Series 6, and a dividend of US 37.1875 cents a share on paid-up Class B Preferred Shares Series 10 of BMO.
The dividend on the common shares is payable August 30, 2006 to shareholders of record on August 4, 2006. The dividends on the preferred shares are payable August 25, 2006 to shareholders of record on August 4, 2006.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Investor Relations
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com